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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

UNITEDGLOBALCOM, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

913247 50 8
(CUSIP Numbers)

Elizabeth M. Markowski
Senior Vice President
Liberty Media International, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5800
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications)

June 7, 2004
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

        Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 913247 50 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Media International, Inc. 20-0893138

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 417,370,731 shares(1)
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 0 shares
REPORTING
PERSON		9	SOLE DISPOSITIVE POWER 417,370,731 shares(1)

		10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,370,731 shares(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.8%(2)

14	TYPE OF REPORTING PERSON CO

(1)
Includes 10,493,461 and 377,461,951 shares of the Issuer's Class A Common Stock issuable upon conversion of shares of the Issuer's Class B Common Stock and Class C Common Stock, respectively, beneficially owned by the Reporting Person.

(2)
According to the Quarterly Report on Form 10-Q for the quarter ending March 31, 2004, as filed by the Issuer on May 10, 2004, at May 3, 2004 the Issuer had 387,969,116 shares of Class A Common Stock, 10,493,461 shares of Class B Common Stock and 385,828,203 shares of Class C Common Stock outstanding. Each share of the Issuer's Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at the election of the holder without consideration. Each share of the Issuer's Class C Common Stock is convertible into one share of the Issuer's Class B Common Stock or Class A Common Stock at the election of the holder without consideration. The indicated percentage has been calculated assuming that all outstanding shares of the Issuer's Class B Common Stock and Class C Common Stock beneficially owned by the Reporting Person have been converted into an equal number of shares of the Issuer's Class A Common Stock.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Statement of

LIBERTY MEDIA INTERNATIONAL, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

UNITEDGLOBALCOM, INC.

Item 1. Security and Issuer

        This statement on Schedule 13D (the "Statement") is being filed by Liberty Media International, Inc., a Delaware corporation (the "Reporting Person" or "LMI"), with respect to shares (the "Shares") of Class A Common Stock, par value $0.01 per share ("United Class A Common Stock"), of UnitedGlobalCom, Inc., a Delaware corporation (the "Issuer" or "United"). The Issuer's principal executive offices are located at 4643 South Ulster Street, #1300, Denver, Colorado 80237.

Item 2. Identity and Background

        The principal business address of the Reporting Person and each of its subsidiaries described in this Statement is 12300 Liberty Boulevard, Englewood, Colorado 80112.

        The Reporting Person, through its subsidiaries and affiliates, provides broadband distribution services and video programming services to subscribers in Europe, Japan, Australia and Latin America. The Reporting Person's broadband distribution services consist primarily of cable television distribution, Internet access and, in selected markets, telephony and satellite distribution. The Reporting Person's programming networks create original programming and also distribute programming obtained from international and home-country content providers.

        Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

        During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons identified on Schedule 1 (the "Schedule 1 Persons") has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

        In January 2002, the Issuer was restructured and recapitalized pursuant to a series of transactions with Old UGC, Inc. (formerly UnitedGlobalCom, Inc., "Old UGC") and Liberty Media Corporation ("Liberty Media"). As a result of these transactions, Old UGC became a wholly-owned subsidiary of the Issuer and the Issuer issued approximately 281.3 million shares of its Class C Common Stock, par value $0.01 per share (the "United Class C Common Stock"), to Liberty Media, which, when combined with Liberty Media's prior holdings of the Issuer's common stock, gave Liberty Media an approximate 72% economic ownership in the Issuer. Because of the terms of the Issuer's charter documents and certain standstill and stockholder arrangements among Liberty Media, the Issuer and the Issuer's founding stockholders, these transactions did not result in a change of control of the Issuer or Old UGC.

        In January 2004 Liberty Media acquired all of the Issuer's outstanding shares of Class B Common Stock, par value $0.01 per share (the "United Class B Common Stock" and, together with the United Class A Common Stock and United Class C Common Stock, the "United Common Stock"), from certain founding stockholders of the Issuer. As a result of this transaction, the limitations on Liberty Media's control of the Issuer were terminated, and Liberty Media acquired the right to elect the Issuer's entire board of directors and otherwise to generally control the Issuer. Also, in the first quarter of 2004, Liberty Media acquired additional shares of United Class A Common Stock pursuant to a rights offering by the Issuer and contractual preemptive rights held by Liberty Media, which, together with the shares of United Common Stock it previously owned, represented approximately 55% of the economic interest in the Issuer and approximately 92% of the voting power of the Issuer.

        On May 21, 2004, Liberty Media consummated an internal restructuring (the "Restructuring") pursuant to which, among other things, (i) Liberty Media contributed as a capital contribution to the Reporting Person (a) all of the outstanding capital stock of subsidiaries of Liberty Media that held, directly or indirectly, an aggregate of 5,794,108 shares of United Class A Common Stock, 10,493,461 shares of United Class B Common Stock and 17,413,107 shares of United Class C Common Stock, and (b) 23,621,211 shares of United Class A Common Stock and 360,048,844 shares of United Class C Common Stock; and (ii) Liberty Media and the Reporting Person executed an Assignment and Assumption Agreement pursuant to which Liberty Media assigned to the Reporting Person all of Liberty Media's rights and obligations arising out of certain agreements, including the Old Standstill Agreement, the New Standstill Agreement and the Registration Rights Agreement, each of which is defined and described in Item 6 of this Statement, with the Issuer relating to Liberty Media's ownership of securities of the Issuer. Immediately prior to the Restructuring, the Reporting Person was a wholly-owned subsidiary of Liberty Media. On June 7, 2004, Liberty Media effected a pro rata distribution of all of the outstanding shares of the Reporting Person to Liberty Media's stockholders (the "Spin-Off").

Item 4. Purpose of the Transaction

        The information included in Item 3 of this Statement is hereby incorporated by reference into this Item 4.

        As a result of the Restructuring and Spin-Off, the Reporting Person controls the Issuer. Each share of United Class C Common Stock votes together with shares of United Class A Common Stock and United Class B Common Stock on all matters to be voted upon by the stockholders of the Issuer, including for the election of the entire twelve-member board of directors of the Issuer. As a result of its ownership of United Common Stock following the Restructuring and the Spin-Off, and the voting power attributable to the United Common Stock, the Reporting Person holds approximately 89.8% of the combined voting power of the United Common Stock and has the ability to elect all of the members of the Issuer's board of directors and, subject to applicable law, to otherwise generally direct the business and affairs of the Issuer, including the power to approve mergers and other extraordinary corporate transactions and amendments to the Issuer's certificate of incorporation and bylaws.

        The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine to (1) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) dispose of all or a portion of its interest in the Issuer or (3) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: (A) the Issuer's business and prospects; (B) other developments concerning the Issuer and its businesses generally; (C) other business opportunities available to the Reporting Person; (D) developments with respect to the business of the Reporting Person; (E) changes in law and government regulations; (F) general economic conditions; and (G) money and stock market conditions, including the market price of the securities of the Issuer.

        Other than as set forth in this Statement (including the exhibits hereto) or as contemplated or permitted by the agreements described herein, the Reporting Person has no specific plans or proposals that relate to or would result in:

          (i)    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (ii)   an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (iii)  a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

          (iv)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (v)   any material change in the present capitalization or dividend policy of the Issuer;

          (vi)  any other material change in the Issuer's business or corporate structure;

          (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

          (viii)   a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (ix)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (x)   any action similar to any of those enumerated in this paragraph.

Item 5. Interest in Securities of the Issuer

        (a)   The Reporting Person presently beneficially owns 417,370,731 shares of United Class A Common Stock, which includes 10,493,461 and 377,461,951 shares of United Class A Common Stock issuable upon conversion of shares of United Class B Common Stock and United Class C Common Stock, respectively, beneficially owned by the Reporting Person. According to the Quarterly Report on Form 10-Q for the quarter ending March 31, 2004, as filed by the Issuer on May 10, 2004, at May 3, 2004 the Issuer had 387,969,116 shares of United Class A Common Stock, 10,493,461 shares of United Class B Common Stock and 385,828,203 shares of United Class C Common Stock outstanding. Each share of the Issuer's Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at the election of the holder without consideration. Each share of the Issuer's Class C Common Stock is convertible into one share of the Issuer's Class B Common Stock or Class A Common Stock at the election of the holder without consideration. Each share of United Class A Common Stock has one vote per share, each share of United Class B Common Stock has ten votes per share and each share of United Class C Common Stock has ten votes per share. Accordingly, the Reporting Person beneficially owns approximately 53.8% of the outstanding United Class A Common Stock and approximately 89.8% of the Issuer's outstanding voting power. The indicated percentages assume that, solely for purposes of calculating the percentage of outstanding United Class A Common Stock, all of the United Class B Common Stock and United Class C Common Stock beneficially owned by the Reporting Person has been converted to an equal number of shares of United Class A Common Stock.

        Except as described on Schedule 2, which is incorporated herein, to the knowledge of the Reporting Person none of the Schedule 1 Persons beneficially owns any shares of United Class A Common Stock.

        (b)   The Reporting Person has sole voting and dispositive power with respect to 417,370,731 shares of United Class A Common Stock, which includes 10,493,461 and 377,461,951 shares of United Class A Common Stock issuable upon conversion of shares of United Class B Common Stock and United Class C Common Stock, respectively, beneficially owned by the Reporting Person.

        (c)   Except as described in this Statement or on Schedule 3 attached hereto, which describes certain transactions in shares of United Class A Common Stock executed by J. David Wargo, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in shares of the Issuer during the past 60 days.

        (d)   None.

        (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        The information set forth in Items 3 and 4 of this Statement is incorporated by reference into this Item 6 as if set forth in its entirety herein.

        Pursuant to an Assignment and Assumption Agreement, dated as of May 21, 2004 (the "Assignment and Assumption Agreement"), between Liberty Media and the Reporting Person, the Reporting Person assumed all of Liberty Media's rights and obligations under certain agreements relating to the securities of the Issuer, the material terms of which are described in the following paragraphs.

  Old Standstill Agreement and Waiver Letter

        In connection with the restructuring of the Issuer in January 2002, Liberty Media and certain of its subsidiaries entered into a Standstill Agreement with the Issuer (the "Old Standstill Agreement"). As a result of Liberty Media's acquisition of control of the Issuer in January 2004, the Old Standstill Agreement terminated pursuant to its terms except for (a) certain provisions relating to legends on stock certificates and (b) provisions providing Liberty Media with certain preemptive purchase rights, as such terms relating to the preemptive rights were modified by the letter agreement, dated November 12, 2003 (the "Waiver Letter"), between Liberty Media and United. Pursuant to the Assignment and Assumption Agreement, Liberty Media assigned to the Reporting Person, and the Reporting Person assumed, all of Liberty Media's rights and obligations under the surviving provisions of the Old Standstill Agreement, as modified by the Waiver Letter.

        The foregoing description of the Old Standstill Agreement and the Waiver Letter is qualified in its entirety by reference to the text of the Old Standstill Agreement and the Waiver Letter, copies of which are incorporated by reference as Exhibits 7(a) and 7(b), respectively, hereto, which are hereby incorporated by reference into this Item 6.

  New Standstill Agreement

        On January 5, 2004, Liberty Media entered into a Standstill Agreement with United (the "New Standstill Agreement"). The New Standstill Agreement imposed limitations on Liberty Media's ability to acquire additional shares of United Common Stock, if such acquisition would result in Liberty Media owning more than 90% of the outstanding shares of United Common Stock. The prohibitions of the New Standstill Agreement are subject to certain exceptions. Pursuant to the Assignment and Assumption Agreement, Liberty Media assigned to the Reporting Person, and the Reporting Person assumed, all of Liberty Media's rights and obligations under the New Standstill Agreement. In addition, on May 21, 2004, the Reporting Person delivered to United an undertaking to become a party to the New Standstill Agreement with the same rights and obligations as if it had been named as Liberty Media thereunder. Upon delivery of such undertaking, Liberty Media ceased to be bound by the prohibitions of the New Standstill Agreement.

        The foregoing description of the New Standstill Agreement is qualified in its entirety by reference to the text of the New Standstill Agreement, a copy of which is incorporated by reference as Exhibit 7(c) hereto, which is hereby incorporated by reference into this Item 6.

  Registration Rights Agreement

        On January 30, 2002, United and Liberty Media entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement provided Liberty Media with certain demand and piggy-back registration rights. Pursuant to the Assignment and Assumption Agreement, the Reporting Person became bound by, and entitled to the benefits of, the Registration Rights Agreement as a party thereto and was deemed a designee of Liberty Media for purposes of initiating a demand registration.

        The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, a copy of which is incorporated by reference as Exhibit 7(d) hereto, which is hereby incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits

        The following documents are filed as an exhibit to this Statement:

Exhibit No.	Description
7(a)	Standstill Agreement, dated January 30, 2002, among UnitedGlobalCom, Inc., Liberty Media Corporation, Liberty Global, Inc. and Liberty UCOMA, LLC (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed by United on February 14, 2002)
7(b)
Letter Agreement, dated as of November 12, 2003, by and between Liberty Media Corporation and UnitedGlobalCom, Inc. (incorporated by reference to Exhibit 7(l) to Amendment No. 3 to the Schedule 13D/A filed by Liberty Media Corporation on UnitedGlobalCom, Inc. on November 13, 2003)
7(c)
Form of Standstill Agreement between Liberty Media Corporation and UnitedGlobalCom, Inc. (incorporated by reference to Exhibit 7(k) to Amendment No. 2 to the Schedule 13D/A filed by Liberty Media Corporation on UnitedGlobalCom, Inc. on August 21, 2003)
7(d)
Registration Rights Agreement, dated January 30, 2002, among UnitedGlobalCom, Inc., Liberty Media Corporation, Liberty Global, Inc. and Liberty UCOMA, LLC (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed by United on February 14, 2002)

SIGNATURE

        After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2004

LIBERTY MEDIA INTERNATIONAL, INC.
By:	/s/ ELIZABETH M. MARKOWSKI Name: Elizabeth M. Markowski Title: Senior Vice President

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA INTERNATIONAL, INC.

        The name and present principal occupation of each director and executive officer of Liberty Media International, Inc. are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media International, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Media International, Inc., all executive officers and directors listed on this Schedule 1 are United States citizens, except for Miranda Curtis, who is a citizen of the United Kingdom.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	President, Chief Executive Officer, Chairman of the Board and Director of LMI; Chairman of the Board of Liberty Media
Robert R. Bennett	Director and Vice Chairman of LMI; President, Chief Executive Officer of Liberty Media
Miranda Curtis	Senior Vice President of LMI
Bernard G. Dvorak	Senior Vice President and Controller of LMI
Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of LMI; President of Fisher Capital Partners, Ltd.
Graham Hollis	Senior Vice President and Treasurer of LMI
David B. Koff	Senior Vice President of LMI
David Leonard	Senior Vice President of LMI
Elizabeth M. Markowski	Senior Vice President, General Counsel and Secretary of LMI; Senior Vice President of Liberty Media
David E. Rapley	Director of LMI
Larry E. Romrell	Director of LMI
M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of LMI; Executive Director and a Board Member of the Anschutz Foundation
J. David Wargo	Director of LMI; President of Wargo & Company, Inc.

SCHEDULE 2

        The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 2.

Name	Shares and Options to Purchase Shares Beneficially Owned
Robert R. Bennett	190,688 shares of United Class A Common Stock, which includes beneficial ownership of 62,502 shares of United Class A Common Stock, which may be acquired within 60 days after June 7, 2004, pursuant to stock options.
Bernard G. Dvorak	1,346 shares of United Class A Common Stock.
David Leonard	4,916 shares of United Class A Common Stock.
John C. Malone	183,543 shares of United Class A Common Stock, which may be acquired within 60 days after June 7, 2004, pursuant to stock options.
J. David Wargo	471,164 shares of United Class A Common Stock, of which Mr. Wargo disclaims beneficial ownership of 48,757 shares.

SCHEDULE 3

TRANSACTIONS DURING THE LAST 60 DAYS BY J. DAVID WARGO

        The following table provides information about open market transactions in shares of United Class A Common Stock effected during the past 60 days by J. David Wargo.

Date	Shares of United Class A Common Stock Bought	Shares of United Class A Common Stock Sold		Average Price
4/12/04		10,000		$8.1950
4/14/04		700		$7.6700
4/15/04		600		$7.5900
4/16/04	25,000			$7.7080
4/20/04	9,000			$7.8852
4/28/04		400		$7.5038
4/29/04	75,000			$7.5244
4/29/04		100		$7.5000
4/30/04	60,000			$7.4302
4/30/04		600		$7.4000
5/07/04	25,000			$7.2800
5/07/04		1,500		$7.2233
5/10/04		2,500		$6.9900
5/17/04		33,000	*	$6.5919

*
Mr. Wargo disclaims beneficial ownership of 1,400 of such shares.

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds and Other Consideration.
  Item 4. Purpose of the Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
  Item 7. Materials to be Filed as Exhibits
SIGNATURE
SCHEDULE 1 DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA INTERNATIONAL, INC.
SCHEDULE 2
SCHEDULE 3 TRANSACTIONS DURING THE LAST 60 DAYS BY J. DAVID WARGO